FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Genoil Inc.

(Translation of registrant’s name into English)

510, 703 — 6 Ave. S.W., Calgary, Alberta, Canada T2P 3P4
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genoil Inc. Registrant
Dated: May 4, 2006	By:	/s/ David K. Lifschultz
Title: Chief Executive Officer

Genoil Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL
POSITION
April 28, 2006 — The following Management’s Discussion and Analysis (MD&A) of financial results as provided by the management of Genoil Inc. (“Genoil” or the “Company/Corporation”) should be read in conjunction with the audited consolidated financial statements and notes for the years ended December 31, 2005 and 2004. This commentary is based upon information available to April 21, 2006.
This MD&A complements and supplements the disclosures in our audited consolidated financial statements which have been prepared according to Canadian generally accepted accounting principles (“GAAP”).
References to “we”, “us” and “our” in this MD&A are to the Company and all references to dollars are in Canadian dollars, unless otherwise indicated. Additional information relating to the Company is available on SEDAR at www.sedar.com.
FORWARD-LOOKING STATEMENTS AND OTHER INFORMATION
Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are included under “Business Prospects and Outlook” and elsewhere in this MD&A. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar words suggesting future outcomes or statements regarding an outlook.
Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A.
The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OF THE CORPORATION
Genoil is primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology – the “Genoil Hydroconversion Upgrader” or “GHU”. The pilot upgrader has progressed through the development stage and the costs of commercialization are being expensed. The Company continues to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries, while raising capital by way of capital stock private placements and short-term loans to fund its near term operations.
Silver Eagle Refining
Silver Eagle indicated their intent to terminate the Silver Eagle (SE) – Genoil Inc. Hydrocracking Process Agreement on December 20, 2005. Subsequently, Genoil arranged for a potential buyer to contact SE with the objective of a transfer of ownership in the subject refinery; however, to date, this action has not resurrected the Agreement. Genoil consulted legal counsel advising them that a contract breach has occurred. As a consequence of the cessation of this Agreement, Genoil suffered a charge of $2,191,428, which is equal to its cumulative capital expenditures on this project, in its Consolidated Statements of Loss for this fiscal year.
Lukoil Testing
In August 2004 Lukoil-Komi LLC, a wholly-owned subsidiary of OAO Lukoil, based in the Republic of Komi, Russian Federation, approached Genoil expressing interest in constructing a field hydroconversion unit at its Yarega deposit. Initial interest was shortly followed by a request to conduct a series of tests using its bitumen from the Yarega deposit using the Genoil Hydroconversion Unit (GHU). For that purpose Lukoil-Komi shipped 150 barrels of Yarega bitumen to Two Hills.
Upon completion of the tests, the management of Lukoil-Komi was presented with an extensive report describing results of the tests and their operational conditions. A full crude assay was conducted by an independent laboratory using the sample, and the results exceeded the requirements formulated by Lukoil-Komi. Genoil’s engineers in collaboration with engineers at Stantec provided Lukoil-Komi with a pre-feasibility study that included a cost estimate for the proposed plant and a description of its configuration and the scope of supply.
During fiscal 2005, management has had several detailed and serious discussions with representatives of Lukoil. The project is actively being considered by Lukoil at this time.
Surge Global Energy Inc.
The Company signed a letter of intent with Surge Global. Surge Global controls a large amount of heavy oil reserves in the Athabasca Oil Sands region of Alberta. Genoil and Surge Global intend to build a hydroconversion upgrader (GHU) at Sawn Lake. The first step in this is to conduct a feasibility study. The testing of the Sawn Lake crude at the GHU pilot facility in Two Hills, Alberta, will begin after the production pilot tests being conducted by Surge Global are completed.

Presently, Surge Global is awaiting testing results to determine whether or not lifting the oil is economically feasible. Given economic test results, Genoil will undertake a cost estimate for the appropriate upgrading facility. Upon approval by Surge Global, the construction process will be initiated.
Velox Corporation
Through Velox (a corporation which Genoil controls), Genoil has proprietary rights to a hydrocyclone technology that provides upstream, high-speed separation of oil from water in the field. Velox has licensed this patented technology on an exclusive basis for applications in the oil industry. Also, Velox has developed a ballast cleaner, using the same hydrocyclone technology that separates oil from water using centrifugal force, combining it with a filtration section and ultra-violet ray section to kill bacteria and mussels to prevent the spread of infections or impurities that could potentially, ecologically damage sections of the world’s waters. Black Sea mussels have, in the past, been transported from that sea to the Great Lakes greatly damaging the Great Lakes with a mussel contagion that could not be stopped and inflicted great ecological damage. In view of this, international shipping regulations are predicted to require ships to adopt cleaning systems that will eliminate similar threats. Velox has built a prototype unit to cope with this problem. Preparations are currently underway for a test by the United States Coast Guard. Given successful test results, the contracting process will begin with Teekay Shipping Lines. The market has been estimated, in press reports, to be potentially in the neighbourhood of ten billion dollars.
Maxis Oil Water Separator
Genoil’s Maxis uses the hydrocyclone system to provide pre-treatment and de-watering of crude emulsions. The flexibility and versatility of Maxis technology allows the Maxis to be applied in a wide variety of industries and applications. Genoil will continue its product development phase for Maxis technology and begin work to apply Maxis to water cleanup and environmental cleanup applications as a part of its continued Maxis product development plan.
Southwest Research Institute is currently developing a comprehensive test program for the Maxis. After this protocol has been established, substantial testing will be done to evaluate the Maxis and to further fine tune the Maxis product line prior to its introduction to major oil companies planned for 2006.
A major foreign oil company is presently evaluating the acquisition of its first unit.
Crystal Oily Water Separators
Genoil’s Crystal water separator is a compact unit that is able to handle smaller volumes using a compartmental process. Genoil has initiated work on the Crystal 3-phase oil-water separation technology. Genoil is now building a prototype for testing with the U. S. Coast Guard and have presented it to a major tanker line. If the Coast Guard certifies the new bilge cleaner, Genoil will be able to commence marketing the technology. The bilge cleaner has an 84,000 ship market as all ships which ply the international waters must be outfitted with a device of this nature.

Corporate Risks
None of the Company’s technologies are currently generating any revenue. The Corporation has accumulated losses of over $30 million to date and is not realizing any cash from operations, as it has not attained commercial operations from its various patents and technology rights.
The ability of the Corporation to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Corporation’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Corporation will be able to raise the necessary capital.
The Company’s securities trade on both the TSX Venture Exchange (GNO) and the NASDAQ OTC Exchange (GNOLF).
Annual Analysis

Year	2005	2004
Interest income ($000s)	19	—
Cash flow from operations ($000s)	(5,216)	(1,832)
Loss ($000s)	(10,923)	(9,098)
Per share — basic & diluted	(0.06)	(0.05)
Capital expenditures ($000s)	1,415	1,054
Total assets ($000s)	6,156	12,703
Total indebtedness ($000s)	5,289	7,679
Selected Quarterly Data $

	1Q-2005	2Q-2005	3Q-2005	4Q-2005
Expenses	2,275,116	2,820,304	1,555,552	4,291,833
Interest and other income	750,734	2,287	181	(733,718)
Loss	(1,524,382)	(2,818,017)	(1,555,371)	(5,025,551)
Loss per share	(0.01)	(0.02)	(0.01)	(0.02)
Cash flow from operations	(1,204,299)	(1,193,644)	(1,120,451)	(1,697,617)
Cash flow per share	(0.01)	(0.01)	(0.01)	(0.01)
Working capital (deficiency)	1,035,490	(1,211,156)	(1,698,078)	(2,700,315)
Long Term Debt	1,910,928	2,006,500	2,102,072	2,033,199
Total assets	9,538,845	8,267,977	7,813,496	6,155,904
Deficit	20,474,507	23,292,524	24,847,895	29,873,446
During the fourth quarter of 2005, the Company recognized interest revenues of $224 from short-term investment of its cash balances, wrote-off the cumulative capital expenditures pursuant to the Silver Eagle project in the amount of $2,191,428 and reversed the gain of $733,942 on the exercise of warrants held by a former note holder, previously recognized in the first quarter.

Selected Quarterly Data $

	1Q-2004	2Q-2004	3Q-2004	4Q-2004
Expenses	1,850,260	2,692,609	2,971,395	1,583,296
Interest and other income	—	—	—	0
Loss	(1,850,260)	(2,692,609)	(2,971,395)	(1,583,296)
Loss per share	(0.01)	(0.01)	(0.02)	(0.01)
Cash flow from operations	(651,648)	(256,052)	(549,885)	(375,663)
Working capital (deficiency)	(3,044,177)	(3,784,036)	(5,121,092)	(167,558)
Long Term Debt	—	—	—	1,815,356
Total assets	9,009,294	8,590,845	6,686,191	12,702,995
Deficit	11,702,825	14,395,434	17,366,829	18,950,125
CONTRACTUAL OBLIGATIONS
In accordance with terms of an arrangement entered into with a supplier pertaining to the provision and commission of a hydrogen generator relating to the operation of the Pilot Upgrader, the Company has recorded in its accounts payable a disputed liability of $137,491.
The Company has the below-listed operating lease commitments:

Time Period	(000’s)
Less than 1 year	148.0
1 – 3 years	14.1
4 – 5 years	—
Total contractual obligations	162.1
CASH USED IN OPERATIONS AND LOSS FOR THE YEAR
Genoil’s operations used $5,216,011 of cash for the year ended December 31, 2005, a $3,383,763 increase from the $1,832,248 consumed in the same period of 2004. The Company is actively pursuing contracts for its GHU and as a consequence, the demand for cash will not diminish in the short-run and cash flow is expected to continue to be negative in the near term.

	2005	2004
Cash used in operations:	$5,216,011	$1,832,248
For the year ended December 31, 2005, the loss from operations was $10,923,321 compared to $9,097,560 for the same period in 2004. The period over period increase in loss is primarily due to the operating costs associated with (i) the Lukoil testing, (ii) the pilot upgrader, (iii) new additional executive management and their respective compensation, and (iv) increased marketing initiatives of the Genoil technologies.

	2005	2004
Net loss:	$(10,923,321)	$(9,097,560)
Basic	$(0.06)	$(0.05)
Diluted	$(0.06)	$(0.05)
REVENUE AND EXPENSES
Interest revenue of $19,484 was recognized in the four quarters of 2005 (2004 — nil) reflecting the short-term investment of the Company’s cash balance.
During 4Q 2005, as management reconsidered the accounting treatment of the settlement of note payable, Genoil reversed the gain of $733,942 that it had recorded during the first quarter of this fiscal year, when, through a series of transactions and negotiations a former note holder exercised its share purchase warrants and settled the principal plus accrued interest liabilities that the Company formerly had to the note holder.
Expenses for the year ended December 31 totalled $10,942,805 in 2005 and 9,097,560 in 2004.
     Pilot Upgrader

	Year Ended ($000s)
	2005	2004
Total expense	1,715	741
The increase in expenses over 2004 is reflective of the Lukoil testing taking place.
     Administrative Costs

	Year Ended ($000s)
	2005	2004
Total expense	3,925	2,523
INTEREST EXPENSE
An imputed Interest charge is recognized at a rate of 12% per annum on the convertible debentures payable which aggregated $58,383 in 2005 and $345,500 in 2004.

DEPRECIATION AND AMORTIZATION
Depreciation and amortization expense for the year ended December 31, 2005 totalled $629,507 compared to $742,901 in 2004. The Company’s assets are depreciated or amortized on a declining balance method at rate of 10% per annum and 20% per annum, except for office equipment which depreciates on a straight line basis over a five year period. During the third quarter and fourth quarters of 2004, Genoil wrote-off unamortized technology rights costs, including the Gravitational Electrolysis process of $2,116,912. This contributed to the lower depreciation and amortization charge during 2005. During the fourth quarter of 2005, Genoil wrote-off its cumulative capital expenditures of $2,191,428 pertaining to the Silver Eagle project. These expenditures were not part of the depreciable base.
The Corporation regularly reviews the valuation and amortization of the patents and technology rights and has concluded that the amortization charges cover any other impairment in the value of its investments that may have occurred.
Depreciation and Amortization Costs ($000s)

	Year Ended
	2005	2004
Upgraders	259	277
Patents	59	66
Technology rights	295	389
Office Equipment	17	11
Total expense	630	743
OPTIONS AND WARRANTS
During the year ended, December 31, 2005, the Corporation issued 8,250,000 options at a weighted average exercise price of $0.30 to employees, directors, and officers of the Company.
The fair value of options granted in 2005 was $0.27 per share (2004 — $0.14) using the Black Scholes option-pricing model with the following weighted average assumptions: zero dividend yield (2004 — zero dividend yield); expected volatility of 155% (2004 —100%); risk-free rate of 3.5% (2004 — 3%); and expected life of 5 years (2004 — 5 years).
The Corporation granted a convertible note holder warrants to acquire 426,000 common shares at $0.85 per share prior to July 24, 2006. The holder of the note is a director and officer of the Company.

CAPITAL EXPENDITURES
Capital expenditures during 2005 were $1,414,700, compared to $1,053,539 in 2004. Genoil capitalizes expenditures only when they are of a tangible nature or they relate to the acquisition of new technologies.
LIQUIDITY AND CAPITAL RESOURCES
Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow, develop and market its technologies.
The Company used $5,516,011 of cash in its operations during 2005 (2004 — a use of $1,832,248). The Company expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.
At December 31, 2005, the Corporation had working capital defiency of $2,700,315, which includes $1,576,780 due to related parties. During the first quarter of 2005, the note payable was simultaneously discharged with the proceeds of the warrant exercised by the note holder.
At December 31, 2005, Genoil had 245,338,469 shares outstanding on a fully diluted basis — 196,051,227 basic, 27,180,103 stock options and 22,157,139 warrants/convertible instruments.
During the year ended December 31, 2005, the Company received $1,013,671 in gross proceeds related to issuances of common shares as a result of the exercise of options and warrants.
In addition, the Company issued $1,500,000 of convertible notes, as described in note 8 of the financial statements, to a company controlled by a director and officer of the Company.
The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, fund its research and development activities, and ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.
The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.

At April 28, 2006, the number of common shares of the Company outstanding and the number of common shares issuable pursuant to other securities of the Company outstanding are as follows:

Common Shares	Number
Outstanding	209,226,093
Issuable under options	22,454,334
Issuable under warrants	3,399,328
Issuable pursuant to convertible debentures	12,814,136
To preserve cash, the Corporation regularly enters into “shares for debt” exchanges with those of its creditors willing to accept such an arrangement. No specific number of shares has been reserved for the “shares for debt” program, but each transaction is conducted in accordance with Policy 4.3 — Shares for Debt of the TSX Venture Exchange.
RISKS AND UNCERTAINTIES
To date the Corporation has not achieved commercial operations from its various patents and technology rights. At December 31, 2005, the Corporation had working capital deficit of $2,700,315. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.
Genoil has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue Genoil’s business development and marketing activities. If Genoil does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.
On February 9, 2006, a Statement of Claim was filed in the Court of Queen’s Bench of Alberta, with Genoil as the defendant, alleging a liability of $51,120 owing to the plaintiff on account of unpaid royalties and non-performance in respect of the execution of a further formal document evidencing the propriety of the royalty. Genoil denies each and every allegation and believes the lawsuit is without merit.
BUSINESS PROSPECTS AND OUTLOOK
The Company believes that progress towards commercialization of its technologies will allow it to raise the capital necessary to emerge from its historical financial challenges and attain profitable operations. The commercialization of Genoil’s GHU represents a key stage in the Company’s growth and is expected to be a turning point in its history. Until now, Genoil has principally been a technology development company, but commercialization has begun for one of Genoil’s most important technologies. Genoil intends to market its GHUs at refinery locations throughout the world. Management estimates that there are approximately 13 million barrels per day of refinery bottoms and 9 million barrels per day of heavy oil that have the potential to be upgraded to lighter products using the GHU process. Genoil believes that the GHU can have a substantial positive impact on the shortage of transportation fuels being experienced worldwide and assist the Western World in gaining greater energy independence.
Genoil believes that the Lukoil-Komi LLC relationship, if successful, could potentially lead to a 250,000 bpd processing engagement. Genoil’s test of Lukoil’s crude was very successful in achieving unusually high rates of conversion of the crude’s pitch component thus achieving API upgrading targets sought by Lukoil.
In China, Genoil signed an MOU (Memorandum of Understanding) with Hebei Zhongie Petrochemical pursuant to a 30,000 barrel a day refinery. Genoil is working on this project now and China’s representatives are planning to visit Genoil’s facilities in Alberta during the first half of 2006.
Genoil is in discussions with the six Gulf States, and the Genoil management has had in depth meetings with the leading oil companies in numerous of these markets. Management is optimistic that the interest that has been shown in Genoil’s Hydroconversion Upgrader in the Gulf States could lead to business in the future. PDVSA in Venezuela continues to show interest in the GHU. Discussions are ongoing with PEMEX, Valero, Total and Petrochina, with management wanting to continue Genoil’s progress in the Chinese market by establishing a strategic relationship with Petrochina. Oman, Qatar, Bahrain, UTS in Canada, Sinopac, TNK in Russia, and many others are in various stages of discussion.
Other projects Genoil is in discussions on are farther away at this stage, but could move quickly. They center on Genoil sharing in the ownership of heavy oil assets in exchange for the utilization of the GHU technology at cost, and participating in a closed loop production facility using the GHU to upgrade the bitumen.
Critical Accounting Estimates
In the preparation of the financial statements, it was necessary for Genoil to make certain estimates that were critical to determining our assets, liabilities and net income. None of these estimates affect the determination of cash flow but do have a significant impact in the determination of net income.
The significant accounting policies used by the Company are disclosed in the notes to the Company’s consolidated financial statements. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following discussion outlines such accounting policies and is included in this MD&A to aid the reader in assessing the critical accounting policies and practices of the Company and the likelihood of materially different results being reported. The Company’s management reviews its estimates regularly.
The following significant accounting policies outline the major policies involving critical estimates.

Impairment of Long Lived Assets
The Company has adopted the CICA Handbook Section 3063, Impairment of Long-Lived Assets. This requires the Company to assess the impairment of long-lived assets, which consist of upgraders, patents and technology rights, and office equipment, whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of assets to be held and used are measured by a comparison to the carrying value of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the assets exceeds its fair value.
Accounting Changes
Effective January 1, 2004 the company retroactively adopted new accounting standards for stock based compensation.
Under this standard, compensation costs attributable to all stock options granted after January 1, 2002 are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase in contributed surplus. The effect of this change in accounting policy resulted in an increase in the deficit of $912,214 at January 1, 2004 with a corresponding increase to contributed surplus.
Fair Value Measurement
(a)	Fair value of financial instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, due to related parties, note payable, and convertible debentures. The fair value of the financial instruments other than convertible debentures approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the convertible debentures was calculated using discounted cash flow analysis and approximates the carrying value as the implicit interest rate is similar to current market rates.

(b)	Credit risk

The Company is exposed to credit risk with respect to its cash and receivables. Receivables are comprised substantially of goods and services tax credits receivable from a Canadian tax agency and cash is placed with a major Canadian financial institution, both of which management believes mitigates the risks associated with these financial instruments.

(c)	Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities and due to the convertible debenture not bearing interest.

(d)	Foreign currency risk

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year.

The exchange rates may vary from time to time creating foreign currency risk. At December 31, 2005, the Company had certain obligations denominated in U.S. dollars and there were no contracts in place to manage this exposure. At December 31, 2005, the Company had approximately US$85,000 (2004 — $Nil) cash on hand and US$109,245 included in accounts payable and accrued liabilities which is subject to foreign exchange fluctuation.
Related Party Transactions
See note 14 to the consolidated financial statements.
Critical Accounting Disclosure
As at the financial year ended December 31, 2005, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2005 to provide reasonable assurance that material information relating to the Company would be made known to them by others within those entities.

MANAGEMENT’S REPORT
Management, in accordance with Canadian generally accepted accounting principles, has prepared the accompanying consolidated financial statements of Genoil Inc. Financial and operational information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.
Management is responsible for the integrity of the financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.
BDO Dunwoody LLP were appointed by the Company to perform an examination of the corporate and accounting records so as to express an opinion on the consolidated financial statements. Their examination included a review of the Company’s internal control systems and included such test and procedures, as they considered necessary, to provide reasonable assurance that the consolidated financial statements are presented fairly in accordance with Canadian generally accepted accounting principles.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee. The Audit Committee meets with management and the independent auditors to ensure that management’s responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval.
The Audit Committee also considers the independence of the external auditors and reviews their fees. The external auditors have access to the Audit Committee without the presence of management.

(signed) David K. Lifschultz	(signed) Kirk R. Morgan

David K. Lifschultz	Kirk R. Morgan
President & Chief Executive Officer	Chief Financial Officer

April 21, 2006

BDO Dunwoody LLP
Chartered Accountants
600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Auditors Report
To the shareholders of Genoil Inc.
We have audited the Consolidated Balance Sheet of Genoil Inc. as at December 31, 2005 and the Consolidated Statements of Loss and Deficit and Cash Flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
The consolidated financial statements as at December 31, 2004 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated May 2, 2005.

Chartered Accountants
Vancouver, Canada

April 21, 2006

Consolidated Financial Statements of
GENOIL INC.
Year ended December 31, 2005

GENOIL INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2005	2004

Assets

Current
Cash	$455,632	$—
Cash in trust — convertible debentures (note 9)	—	5,638,220
Receivables	99,383	57,651

	555,015	5,695,871

Upgraders (note 4)	2,322,540	3,416,345
Patents and technology rights (note 5)	3,183,478	3,537,198
Office equipment (note 6)	94,871	53,581

Total Assets	$6,155,904	$12,702,995

Liabilities and Shareholders’ Equity

Liabilities

Current
Accounts payable and accrued liabilities	$1,678,550	$1,183,093
Due to related parties (note 14)	118,383	1,655,345
Note payable, secured (note 7)	—	3,024,991
Convertible notes (note 8)	1,458,397	—

	3,255,330	5,863,429

Convertible debentures (note 9)	2,033,199	1,815,356

Total Liabilities	5,288,529	7,678,785

Shareholders’ equity
Share capital (note 10)
Authorized
An unlimited number of common shares without par value Issued 196,051,227 (2004 — 178,880,056) common shares	21,665,406	15,576,995
Warrants to purchase common shares (note 11)	1,052,984	2,386,457
Contributed surplus (note 12)	8,022,431	6,010,883
Deficit	(29,873,446)	(18,950,125)

	867,375	5,024,210

Total Liabilities and Shareholders’ Equity	$6,155,904	$12,702,995

Ability to continue as a Going Concern (note 1)
Commitments and Contingencies (note 18)
Subsequent Events (note 19)

(signed) David K. Lifschultz	(signed) Robert Fields

Director	Director
See accompanying notes to the consolidated financial statements

GENOIL INC.
Consolidated Statements of Loss and Deficit
(Expressed in Canadian Dollars)

	December 31,	December 31,
For the year ended	2005	2004

Expenses
Pilot upgrader	$1,714,872	$741,049
Administration	3,924,916	2,522,906
Stock based compensation (note 10)	1,960,141	1,858,163
Interest	58,383	345,500
Interest accretion on note payable (note 7)	234,761	770,129
Accretion of convertible note (note 8)	10,954	—
Accretion of convertible debentures (note 9)	217,843	—
Depreciation and amortization	629,507	742,901
Impairment of long term assets (notes 4 and 5)	2,191,428	2,116,912

	(10,942,805)	(9,097,560)

Interest income	19,484	—

Net loss for the year	(10,923,321)	(9,097,560)

Deficit, beginning of year	(18,950,125)	(8,940,351)

Adjustment for change in accounting policy (note 3)	—	(912,214)

Deficit, end of year	$(29,873,446)	$(18,950,125)

Loss per share
Basic and diluted	$(0.06)	$(0.05)

Weighted average number of common shares outstanding	191,558,255	169,821,090

See accompanying notes to the consolidated financial statements

GENOIL INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	December 31,	December 31,
For the year ended	2005	2004

Cash provided by (used in)

Operating activities
Net loss for the year	$(10,923,321)	$(9,097,560)
Items not involving cash
Depreciation and amortization	629,507	742,901
Accrued interest on note payable	8,951	256,250
Accrued charges on convertible debentures	—	75,000
Accretion of convertible notes (note 8)	10,954	—
Accretion of convertible debentures (note 9)	217,843	—
Stock-based compensation (note 10)	1,960,141	1,858,163
Interest accretion on note payable (note 7)	234,761	770,129
Impairment of long term assets (notes 4 and 5)	2,191,428	2,116,912
Changes in non-cash operating working capital (note 13)	453,725	1,445,957

	(5,216,011)	(1,832,248)

Financing activities
Issue of common shares	1,013,671	1,509,137
Share issue expense	—	(270,119)
(Repayment of) advances from related parties	(1,065,548)	1,495,154
Convertible debentures	1,500,000	5,638,220

	1,448,123	8,372,392

Investing activities
Acquisition of hydroconversion upgrader equipment	(1,371,951)	(689,478)
Recoveries of (purchase of) pilot upgrader equipment	15,412	(199,044)
Acquisition of patents and technology rights	—	(150,447)
Acquisition of office equipment	(58,161)	(14,570)

	(1,414,700)	(1,053,539)

Increase (decrease) in cash	(5,182,588)	5,486,605

Cash and cash in trust, beginning of year	5,638,220	151,615

Cash and cash in trust, end of year	$455,632	$5,638,220

Supplemental disclosure of cash flow information
Cash paid during the year for
Income taxes	$—	$—
Interest	$—	$14,250

Non-cash items not included in the statements of cash flows are as follows

Issuance of common shares:
(i) settlement of debts (note 10)	$471,414	$795,865
(ii) technology rights and services on upgrader	$—	$371,661
(iii) settlement of note payable (note 7)	$3,033,942	$—

See accompanying notes to the consolidated financial statements

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)
1.	Nature of Business and Ability to Continue as a Going Concern

Genoil Inc. (the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed on development and commercialization of the upgrader technology which is designed to economically convert heavy crude oil into light synthetic crude. The Company is listed on the TSX Venture Exchange under the symbol GNO as well as the OTC Bulletin Board using the symbol GNOLF.OB.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. As at December 31, 2005, the Company has a working capital deficiency of $2,700,315 (2004 — $167,558), has incurred a loss of $10,923,321 (2004 — $9,097,560) for the year ended December 31, 2005, and has accumulated losses of $29,873,446 (2004 — $18,950,125) since inception.

The ability of the Company to continue as a going concern is in substantial doubt and dependent on achieving profitable operations, commercializing its upgrader technology, and obtaining the necessary financing in order to develop this technology further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, fund its research and development activities, and ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. Subsequent to year end, the Company received additional equity financing (note 19).

The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue its operations.

2.	Significant accounting policies
(a)	Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly owed United States subsidiary Genoil (USA), Inc., together with a 50.1% interest in Velox Corporation (an inactive company with no significant assets or liabilities). All intercompany transactions and balances have been eliminated.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)
2.	Significant accounting policies — continued
(b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(c)	Upgraders and office equipment

The upgraders and office equipment are recorded at cost. Renewals and betterments are capitalized. Repairs and maintenance costs are charged to operations as incurred. Amortization and depreciation are provided using the following methods and annual rates:

Upgraders	- 10% declining balance

Office equipment	- 20% straight line
(d)	Patents and technology rights

Patents are recorded at cost and are amortized over ten years on a declining balance basis. Pending patent costs are not amortized until the patents are registered.

Technology rights are recorded at cost. Amortization is provided over ten years on a declining balance basis.

(e)	Impairment of long-term assets

The Company has adopted the CICA Handbook Section 3063, Impairment of Long-Lived Assets. This requires the Company to assess the impairment of long-lived assets, which consist of upgraders, patents and technology rights, and office equipment, whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of assets to be held and used are measured by a comparison to the carrying value of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the assets exceeds its fair value.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)
2.	Significant accounting policies — continued
(f)	Foreign currency translation

Accounts of foreign operations, which are considered financially and operationally integrated, are translated to Canadian dollars using average rates for the year for revenue and expenses, except depreciation and amortization which are translated at the rate of exchange applicable to the related assets. Gains or losses resulting from these translation adjustments are included in earnings. Monetary assets are translated at current exchange rates and non-monetary assets are translated using historical rates of exchange.

(g)	Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria, the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations.

(h)	Stock-based compensation

Effective January 1, 2004, the Company adopted, on a retroactive basis without restatement, the recommendations of the revised Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-Based Compensation and Other-Stock-Based Payments, which requires the Company to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002 and to account for the grants as compensation expense in its financial statements. The effect of the change in accounting policy is described in note 3.

The Company uses the Black-Scholes option pricing model to determine the fair value of options granted. See note 10 for details of assumptions used in the calculations.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)
2.	Significant accounting policies — continued
(i)	Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases (the temporary difference). Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the substantial enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not. A valuation allowance is recorded to reduce future income tax assets recognized by the amount of any future income tax benefits that, based on available evidence, are not expected to be realized.

(j)	Loss per share

Basic per share amounts are calculated using the weighted average number of shares outstanding during the reporting period. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the reporting period. The weighted average number of shares outstanding is then adjusted by the net change.

For the years ended December 31, 2005 and 2004, potentially dilutive common shares (relating to convertible notes and debentures as well as options and warrants outstanding at year end) totaling 49,337,242 (2004 — 55,261,590) were not included in the computation of loss per share because their effect was anti-dilutive. Therefore, basic and diluted loss per share are the same for the years presented.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)
2.	Significant accounting policies — continued
(k)	Asset retirement obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related long-lived asset.

As at December 31, 2005 and 2004, the Company had no asset retirement obligations.

(l)	Convertible instruments

The equity and liability components of convertible instruments are presented separately in accordance with their substance. The liability component is accreted to the amount payable at maturity by way of a charge to earnings using the effective interest method. Detachable warrants issued in conjunction with the convertible instrument are recorded at fair value using the Black-Scholes stock price valuation model, and classified as a separate component of shareholders’ equity.
3.	Changes in accounting policies
Effective January 1, 2004, the company retroactively adopted the new accounting standard for stock based compensation.

Under this standard, compensation costs attributable to all stock options granted after January 1, 2002 are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase in contributed surplus. The effect of this change in accounting policy resulted in an increase in the deficit of $912,214 at January 1, 2004 with a corresponding increase to contributed surplus.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)
4.	Upgraders

	Pilot upgrader			Hydroconversion upgrader
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net	Total

Balance, December 31, 2003	$3,549,948	$(874,599)	$2,675,349	$—	$—	$—	$2,675,349
Additions (disposals)	199,004	—	199,004	819,477	—	819,477	1,018,481
Depreciation	—	(277,485)	(277,485)	—	—	—	(277,485)

Balance, December 31, 2004	3,748,952	(1,152,084)	2,596,868	819,477	—	819,477	3,416,345
Additions (cost recovery)	(15,412)	—	(15,412)	1,371,951	—	1,371,951	1,356,539
Depreciation	—	(258,916)	(258,916)	—	—	—	(258,916)
Write-down	—	—	—	(2,191,428)	—	(2,191,428)	(2,191,428)

Balance, December 31, 2005	$3,733,540	$(1,411,000)	$2,322,540	$—	$—	$—	$2,322,540

During the year ended December 31, 2004, the Company agreed to build and install a hydroconversion upgrader in a U.S. refinery in exchange for a share in the incremental revenues the upgrader would generate. The Company initially estimated the total design, construction and implementation costs to be in excess of U.S. $11 million. In 2005, the Company incurred design and material costs of $1,371,951 (2004 – $819,477) for the hydroconversion upgrader installation.

During the year ended December 31, 2005, the Company received notice that the U.S. refinery terminated its contract with the Company. As such, management has determined that the hydroconversion upgrader had been impaired and recorded a $2,191,428 (2004 – $Nil) writedown against this amount.

5.	Patents and technology rights

	Patents			Technology rights
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net	Total

Balance, December 31, 2003	$856,201	$(201,291)	$654,910	$6,238,437	$(1,177,436)	$5,061,001	$5,715,911
Additions	448	—	448	391,700	—	391,700	392,148
Write-down	—	—	—	(2,405,000)	288,088	(2,116,912)	(2,116,912)
Depreciation	—	(65,513)	(65,513)	—	(388,436)	(388,436)	(453,949)

Balance, December 31, 2004	856,649	(266,804)	589,845	4,225,137	(1,277,784)	2,947,353	3,537,198
Depreciation	—	(58,985)	(58,985)	—	(294,735)	(294,735)	(353,720)

Balance, December 31, 2005	$856,649	$(325,789)	$530,860	$4,225,137	$(1,572,519)	$2,652,618	$3,183,478

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)
5.	Patents and technology rights — continued

The patents relate to fluid gas integration, crude oil and bitumen treatment and oil-water separation. These patents expire from 2019 to 2021.

The Company has the worldwide rights, except for Europe, for certain oil-water separation technology. The term of these rights ranges from 5 to 10 years, depending on the country.

Recovery of the patents and technology rights costs remain uncertain. Recovery of these costs depends on the commercial application of its patents and technology rights and ultimately attaining profitable operations.

During 2004, the Company determined that the technology rights had been impaired and recorded a $2,116,912 impairment provision against these rights.

6.	Office equipment

	Office	Accumulated
	equipment	depreciation	Total

Balance, December 31, 2003	$80,098	$(29,620)	$50,478
Additions	14,570	—	14,570
Depreciation	—	(11,467)	(11,467)

Balance, December 31, 2004	94,668	(41,087)	53,581
Additions	58,161	—	58,161
Depreciation	—	(16,871)	(16,871)

Balance, December 31, 2005	$152,829	$(57,958)	$94,871

7.	Note payable, secured

	2005	2004

Principal	$—	$2,300,000
Accrued interest	—	724,991

	$—	$3,024,991

The funds to finance the acquisition of substantially all of the upgrader related patent and technology rights and certain other patent and technology rights and certain other patent and technology rights were borrowed from a third party oil and gas producer. Pursuant to the loan agreement, the Company granted the lender a right to acquire 9,000,000 common shares at $0.20 per share prior to November 14, 2006 and 1,000,000 common shares at $0.50 per share prior to November 14, 2006. Using the Black-Scholes option-pricing model, the fair value of these rights was estimated to be $1,564,000. This amount has been recognized as a financing cost over the term of the note. As discussed below, the notes were settled in the year, as such the remaining accretion expense on these financing costs of $234,761 was included in the Company’s statement of loss for the year ended December 31, 2005 (2004 — $770,129).

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)
7.	Note payable, secured — continued

On February 3, 2005, the lender agreed to exercise its right to acquire 10,000,000 common shares for $2,300,000. As part of the note payable settlement agreement, the Company agreed to arrange for investors to purchase the 10,000,000 common shares exercised by the holder for approximately $3.0 million. The total proceeds on the sale of the shares were paid to the holder to settle the entire principal and accrued interest outstanding. Accordingly, the Company has attributed the value of $3,033,942 to the shares based on the quoted market value of the shares issued at full settlement of the debt and interest. As such, the Company has not recorded a gain or loss with regards to this debt settlement for the year ended December 31, 2005.

8.	Convertible notes

	Face			Carrying
	Amount	Discount	Accretion	Value

Convertible note 1 (note (a))	$750,000	$(25,819)	$10,954	$735,135
Convertible note 2 (note (b))	750,000	(26,738)	—	723,262

	$1,500,000	$(52,557)	$10,954	$1,458,397

(a)	On October 24, 2005, the Company issued a $750,000 convertible note to a company controlled by a director and officer of the Company. This convertible note is due on April 6, 2005 and has an interest rate of 12% per annum. The note may be converted to common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The Company can require conversion of the note, if the Company’s common share trading price exceeds $1.55 per share, based on the weighted average trading price for the day on the TSX Venture Exchange for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 19.5%, was estimated to be $724,181 on the date the agreement was signed. The residual portion of the proceeds of $25,819 was allocated to the conversion option and was recorded as debt discount with the corresponding charge to contributed surplus.

During the year ended December 31, 2005, the Company recorded accretion expense of $10,954 (2004 — $Nil) to its fair value.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)
8.	Convertible notes — continued
(b)	On December 23, 2005, the Company issued a $750,000 convertible note to a company controlled by a director and officer of the Company. This convertible note is due on June 24, 2006 and has an interest rate of 12% per annum. The note may be converted to common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The note holder also received 426,000 warrants entitling them to purchase the same number of shares at a price of $0.85 per share at any time prior to July 24, 2006. The Company can require conversion of the note, if the Company’s common share trading price exceeds $1.55 per share, based on the weighted average trading price for the day on the TSX Venture Exchange for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 19.5%, was estimated to be $723,262 on the commitment date. To estimate the fair value of the warrants, the Company used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 77%; risk-free rate of 3.8%; and expected life of 0.5 years, resulted in a fair value of $1,150. The residual portion of the proceeds of $25,588 was allocated to the conversion option. Both the warrants and conversion option was recorded as debt discounts and will be accreted over the term of the debt.

No amount of the discount was accreted in 2005 since the Company only issued the convertible note in December 2005. The accretion of the debt discount will begin in January 2005.
9.	Convertible debentures

	Face		Carrying
	Amount	Discount	Value

Balance, December 31, 2004	$5,638,220	$(3,822,864)	$1,815,356
Accretion of discount	—	217,843	217,843

Balance, December 31, 2005	$5,638,220	$(3,605,021)	$2,033,199

On December 23, 2004, the Company received $5,638,220 and issued non-interest bearing convertible debentures. The debentures mature in December 2014 and are convertible at any time prior to December 23, 2014 into common shares at $0.44 per share. The Company can require conversion of the debentures if the common share trading price exceeds $1.55 per share during the term. The debenture holders were additionally issued 3,203,534 warrants entitling them to purchase 3,203,534 common shares at a price of $0.85 per share at any time prior to December 23, 2009.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)
9.	Convertible debentures — continued

The fair value of the repayment obligation, being the present value of the future principal payment using a discount factor of 12%, was estimated to be $1,815,356 at December 31, 2004. The fair value of the warrants was estimated to be $834,153. To estimate the fair value of the warrants, the Company used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life 5 years.

The value allocated to the conversion options was $2,988,711, being the residual amount of the proceeds received.

The Company recorded $217,843 (2004 — $Nil) for the accretion of the debenture to its face value as a financing expense for the year ended December 31, 2005.

A director and officer of the Company and an entity associated with the officer and director subscribed for $306,425 of the convertible debentures issued effective December 23, 2004 and was assigned 174,106 share purchase warrants.

10.	Share capital

(a) Authorized

An unlimited number of common shares without par value

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

10. Share capital — continued
     (b) Issued
          Changes in the share capital are as follows:

	Number of
	Shares	Amount

Balance, December 31, 2003	159,035,409	$13,167,509

Private placements
Directors, officers and employees	1,403,592	196,503
Others	9,239,228	1,070,712
In settlement of accounts payable
Directors, officers and employees	1,674,999	446,250
Others	1,010,640	155,654
Reimbursement of directors and officers	1,940,000	194,000
Issued for technology rights	1,650,000	241,661
Issued for services on hydroconversion upgrader	1,000,000	130,000
Stock options exercised	1,507,167	183,508
Warrants exercised	419,021	61,317
Share issue expenses	—	(270,119)

Balance, December 31, 2004	178,880,056	15,576,995

Warrants exercised on note payable (note 7)	10,000,000	3,033,942
Warrants exercised	2,087,567	521,946
Stock options exercised	3,816,731	491,725
Transfer from warrants to purchase common shares (note 11)	—	1,564,000
In settlement of payables
Directors, officers and employees (note 14)	1,266,873	471,414
Warrant conversion	—	5,384

Balance, December 31, 2005	196,051,227	$21,665,406

In April 2004, the Company issued 10,642,820 units at $0.14 per unit. Each unit consisted of one common share and three-tenths of one non-transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional common share at a price of $0.15 for a period of two years. $1,267,215 and $222,175 of the proceeds received on the issue of units was allocated to common shares and warrants to purchase common shares, respectively.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

10. Share capital — continued
     (c) Stock options
The Company has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the board when the option is granted, but the term cannot exceed 10 years from the date upon which the option is granted. The maximum number of common shares that may be reserved for issuance in aggregate pursuant to options granted under the plan is fixed at 37,600,000 and the maximum number of common shares that may be optioned to any one person, in aggregate at any one time is 5% of the total number of common shares issued and outstanding on the date of the grant.
Changes in the stock options outstanding for the year ended December 31, 2005 are as follows:

	2005		2004
		Weighted		Weighted
	Number	average	Number	average
	of	exercise	of	exercise
	options	price($)	options	price($)

Outstanding, beginning of year	24,312,738	0.15	14,910,400	0.12
Granted to employees, directors and officers	8,250,000	0.30	10,850,000	0.16
Granted to consultants	—	—	1,392,839	0.22
Cancelled	(1,565,904)	0.20	(1,333,334)	0.10
Exercised	(3,816,731)	0.13	(1,507,167)	0.12

Outstanding, end of year	27,180,103	0.19	24,312,738	0.15

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

10. Share capital — continued
The following is a summary of stock options outstanding and exercisable as at December 31, 2005:

	Weighted Average
Number of	Remaining		Number of
Options	Contractual	Exercise	Shares
Outstanding	Life (Years)	Price	Exercisable

1,000,000	6.68	$0.08	1,000,000
3,299,334	1.81	$0.10	3,299,334
300,000	3.08	$0.12	100,000
5,030,769	2.61	$0.13	5,030,769
1,900,000	2.93	$0.14	1,900,000
400,000	0.82	$0.15	400,000
6,800,000	2,94	$0.16	6,466,667
300,000	0.50	$0.19	300,000
400,000	1.04	$0.20	400,000
500,000	3.81	$0.26	500,000
250,000	3.82	$0.27	83,333
200,000	3.88	$0.29	100,000
2,000,000	4.69	$0.30	—
1,550,000	4.10	$0.33	850,000
3,250,000	4.00	$0.35	3,250,000

27,180,103			23,680,103

(d) Stock-based compensation
The options granted to directors, officers and employees may vest immediately or may vest over a number of years. Such options may be vested over five years from the date of grant and expire at dates up to February 2012. The options granted to consultants vest immediately. The weighted average remaining contractual life of the options at December 31, 2005 is approximately 2.8 years (2004 — 3.5 years).
The fair value of options granted in 2005 was $0.27 per share (2004 — $0.14) using the Black Scholes option-pricing model with the following weighted average assumptions: zero dividend yield (2004 — zero dividend yield); expected volatility of 155% (2004 — 100%); risk-free rate of 3.5% (2004 — 3%); and expected life of 5 years (2004 — 5 years).
In connection with the above and the vesting of certain director, officer, employee and consultant stock options, the Company has recorded stock option compensation of $1,960,141 (2004 — $1,858,163) for the year ended December 31, 2005.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

10. Share capital — continued
     (e) Share Purchase Warrants
 Changes in share purchase warrants outstanding for the year ended December 31, 2005 and 2004 are as follows:

	2005		2004
		Weighted		Weighted
	Number	Average	Number	Average
	of	exercise	of	exercise
	warrants	price	warrants	price

Outstanding, beginning of year	18,134,716	$0.32	23,894,857	$0.30
Granted on share issue	—	—	3,192,846	0.15
Convertible debenture issuance	426,000	0.85	3,203,534	0.85
Exercised	(12,087,567)	0.29	(419,021)	0.15
Expired	(113,237)	0.20	(11,737,500)	0.40

Outstanding, end of year	6,359,912	$0.55	18,134,716	$0.32

The following is a summary of warrants outstanding as at December 31, 2005:

	Weighted Average
Number of	Remaining
Warrants	Contractual	Exercise
Outstanding	Life (Years)	Price

2,730,378	0.26	$0.15

3,629,534	3.98	$0.85

6,359,912

As at December 31, 2005 and 2004, all of the outstanding warrants were exercisable. Subsequent to year end, certain of the above warrants were exercised (note 19).
11. Warrants to purchase common shares

	December 31,	December 31,
	2005	2004

Balance, beginning of year	$2,386,457	$560,000
Interest accretion on note payable (note 7)	234,761	770,129
Granted on share issuance	—	256,000
Transfer to share capital on settlement of note payable (note 7)	(1,564,000)	—
Transfer to share capital on exercise of warrants	(5,384)	(33,825)
Convertible debenture issuance	1,150	834,153

Balance, end of year	$1,052,984	$2,386,457

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

12.	Contributed surplus

	December 31,	December 31,
	2005	2004

Balance, beginning of year	$6,010,883	$1,164,010
Stock options issued to consultants	—	215,170
Stock options issued to employees, officers and directors	1,960,141	1,642,993
Fair value of holders’ conversion option	51,407	2,988,710

Balance, end of year	$8,022,431	$6,010,883

13.	Supplemental Cash Flow Information

Changes in non-cash operating working capital	2005	2004

Receivables	$(41,732)	$(37,620)
Accounts payable and accrued liabilities	495,457	1,483,577

	$453,725	$1,445,957

14.	Related party transactions
(a)	During the years ended December 31, 2005 and 2004, the following amounts were due to related parties of the Company:

	December 31,	December 31,
	2005	2004

Directors and former directors	$58,125	$1,244,379
Companies controlled by directors	60,258	410,966

	$118,383	$1,655,345

The amounts due to directors, former directors, and companies controlled by directors are non-interest bearing, unsecured, and repayable on demand.
(b)	During the year ended December 31, 2004, the Company raised $900,000 through two short-term loans from a director and officer of the Company. Each loan had a maximum term of no greater than six months. As compensation for the short-term loans, the Company issued to the lender 300,000 common shares at a deemed price of $0.25 per share. The value of the shares to be issued being $75,000 was charged to interest expense during the year ended December 31, 2004.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

14.	Related party transactions — continued
(c)	During the year ended December 31, 2004, the Company acquired certain technology assets and services from third parties; the purchase was financed by two directors and senior officers. This liability was settled in 2004 by the issuance of 1,940,000 common shares at a price of $0.10 per common share.

(d)	During the year ended December 31, 2004, the Company accrued salaries of $375,000, pursuant to employment contracts and board of director resolution, payable to directors and senior officers of the Company to compensate them for 2004 employment services. These amounts were settled in 2005 through the issuance of common shares of the Company.
The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Shares issued in exchange for debt were based on the fair value of the shares issued at the date settlement was agreed upon by all parties.
15.	Income taxes

No provision for Canadian or U.S. federal, provincial, or state income taxes has been recorded. The Company is in arrears on filing its statutory income tax returns and is therefore unable to determine the amount of its loss carry forwards at this time.

The Company expects to have net operating loss carry forwards to offset any taxable income that may exist for the years ended December 31, 2005 and 2004. As at December 31, 2005, the Company expects to have significant net operating loss carry forwards for income tax purposes available to offset future taxable income.

Future income tax assets as of December 31, 2005 and 2004 consist primarily of the tax effect of net operating loss carry forwards. The Company has provided a full valuation allowance on the future income tax assets as of December 31, 2005 and 2004 to reduce such future income tax assets to zero, as it is management’s belief that realization of such amounts is not considered more likely than not.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

16.	Financial instruments
(a)	Fair value of financial instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, due to related parties, note payable, and convertible debentures. The fair value of the financial instruments other than convertible debentures approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the convertible debentures was calculated using discounted cash flow analysis and approximates the carrying value as the implicit interest rate is similar to current market rates.

(b)	Credit risk

The Company is exposed to credit risk with respect to its cash and receivables. Receivables are comprised substantially of goods and services tax credits receivable from a Canadian tax agency and cash is placed with a major Canadian financial institution, both of which management believes mitigates the risks associated with these financial instruments.

(c)	Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities and due to the convertible debenture not bearing interest.

(d)	Foreign currency risk

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time creating foreign currency risk. At December 31, 2005, the Company had certain obligations denominated in U.S. dollars and there were no contracts in place to manage this exposure. At December 31, 2005, the Company had approximately US$85,000 (2004 — $Nil) cash on hand and US$109,245 included in accounts payable and accrued liabilities which is subject to foreign exchange fluctuation.
17.	Segmented information

The Company operates in one industry segment that being the development of the upgrader technology for use in the oil and gas industry. Substantially all of the Company’s operations and assets are in Canada and are solely focused on the development and commercialization of this technology. The Company has not earned any revenues for all periods presented.

GENOIL INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

18.	Commitments and contingencies
(a)	The Company has entered into an operating lease commitment which requires minimum lease payments summarized as follows:

2006	$148,000
2007	12,500
2008	1,600

$162,100

(b)	On February 9, 2006, a statement of claim was filed in the Court of Queen’s Bench of Alberta, Canada, with the Company as the defendant, alleging a liability of $51,120 owing to the plaintiff on account of unpaid royalties and non-performance in respect of the execution of a further formal document evidencing the propriety of the royalty. The Company has not accrued any amounts with respect to this statement of claim as at December 31, 2005. Although the ultimate impact of these matters on the net earnings cannot be determinable at this time, it could be material for any one quarter or year end.

(c)	Pursuant to a consultant agreement with a former officer of the Company, which expires on June 30, 2006, the Company is obligated to pay the remaining term of the contract. As at December 31, 2005, the compensation obligation over the remaining six months of the contract amounts to $93,449. The amount is repayable in shares to be issued in 2006.
19.	Subsequent events
(a)	Subsequent to year end, the Company issued 267,681 common shares with a weighted average price of $0.35 per share in settlement of $93,750 of debt to a former director and officer and a company controlled by that former director and officer.

(b)	Subsequent to December 31, 2005, the Company issued 7,180,769 common shares at a weighted average exercise price of $0.15, in connection with the exercise of various options for total gross proceeds of $1,052,500.

(c)	Subsequent to December 31, 2005, the Company issued 3,976,416 common shares at a weighted average exercise price of $0.13, in connection with the exercise of various warrants for total gross proceeds of $516,462.

(d)	In March 2006, the Company issued 1,800,000 common shares on the settlement of amounts owing to a director and officer of the Company, related to convertible instruments entered into in 2005.
20.	Comparative figures

The Company has reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation adopted in the current year.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS
I, David K. Lifschultz, the Chief Executive Officer of Genoil Inc., certify that:
1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genoil Inc. (the issuer) for the financial year ended December 31, 2005;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)	evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: April 28, 2006

(signed) David Lifschultz
David K. Lifschultz
Chief Executive Officer
Genoil Inc.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS
I, Kirk Morgan, the Chief Financial Officer of Genoil Inc., certify that:
1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genoil Inc. (the issuer) for the financial year ended December 31, 2005;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)	evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: April 28, 2006

(signed) Kirk Morgan
Kirk Morgan
Chief Financial Officer
Genoil Inc.